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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                  FOR THE QUARTER ENDED JUNE 30, 1997



                               CONTENTS

                                                                Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                               2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7





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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                  FOR THE QUARTER ENDED JUNE 30, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $20,220

COST OF OPERATION                                           19,910

OPERATING INCOME                                               310

NONOPERATING INCOME                                             48

INCOME BEFORE INTEREST CHARGES                                 358

INTEREST CHARGES - to Parent Company                             4

INCOME BEFORE FEDERAL INCOME TAXES                             354

FEDERAL INCOME TAXES                                            70

NET INCOME                                                 $   284



                    STATEMENT OF RETAINED EARNINGS
                  FOR THE QUARTER ENDED JUNE 30, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                              $1,609

NET INCOME                                                     284

BALANCE AT END OF PERIOD                                    $1,893


The common stock of the Company is wholly owned by Ohio Power Company.

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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           June 30,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $59,789
  Construction Work in Progress                                 292
         Total Mining Plant                                  60,081
  Accumulated Depreciation and Amortization                  33,408

         NET MINING PLANT                                    26,673

CURRENT ASSETS:
  Cash and Cash Equivalents                                   5,145
  Accounts Receivable:
    General                                                   4,595
    Affiliated Companies                                      4,433
  Coal                                                           42
  Materials and Supplies                                      3,535
  Other                                                         174

         TOTAL CURRENT ASSETS                                17,924

REGULATORY ASSETS                                             4,700

DEFERRED INCOME TAXES                                         2,700

DEFERRED CHARGES                                                243

           TOTAL                                            $52,240


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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                          June 30,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $100:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $   406
  Paid-in Capital                                           10,470
  Retained Earnings                                          1,893

         TOTAL SHAREHOLDER'S EQUITY                         12,769

LONG-TERM DEBT:
  Finance Obligations                                        7,426
  Advances from Parent Company                                 225

         TOTAL LONG-TERM DEBT                                7,651

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           1,204
  Operating Reserves                                        17,988

         TOTAL OTHER NONCURRENT LIABILITIES                 19,192

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           570
  Accounts Payable:
    General                                                  1,370
    Affiliated Companies                                       758
  Taxes Accrued                                              1,207
  Accrued Vacation Pay                                         667
  Workers' Compensation Claims                               3,002
  Obligations Under Capital Leases                             836
  Other                                                        994

         TOTAL CURRENT LIABILITIES                           9,404

REGULATORY LIABILITIES                                       3,224

           TOTAL                                           $52,240


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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                  FOR THE QUARTER ENDED JUNE 30, 1997

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.



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                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                  FOR THE QUARTER ENDED JUNE 30, 1997
                    (in thousands, except as noted)
                                                                                                      April through
                                                                                                           June
                                                                                                           1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $    406
            Paid-in Capital                                                                                10,470
            Excess of Acquisition Cost Over Net Book Value                                                    172
                                                                                                           11,048
       B. Rate of Return Allowable per HCAR No. 26573: 10.29% per annum, 2.5725% per quarter              .025725

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $    284
            2. Year-to-Date                                                                              $    625

       D. Net Income per Statement of Income                                                             $    284
            Add: Interest Charges                                                                               4
            Less: Nonoperating Income                                                                          48

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    240
            2. Year-to-Date                                                                              $    549

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 19,980

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                240

       C. Cost Applicable to Current Quarter Coal Billings                                                 20,220
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    7,302
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 12,918

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                150,954

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $85.57

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.
/TABLE
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                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                  FOR THE QUARTER ENDED JUNE 30, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $   652
Indirect Labor-UMW*                                          1,726
Benefits-UMW*                                                1,953
Salaries and Benefits-Nonunion                               1,493
Operating Supplies                                           1,199
Repair Parts and Materials                                   2,078
Electricity and Other Utilities                                534
Outside Services-Maintenance, Haulage and Reclamation          940
Taxes Other Than Federal Income Taxes**                      1,666
Rental of Equipment                                            821
Depreciation, Depletion and Amortization                     1,333
Royalties                                                      644
Reclamation                                                  1,106
Mining Cost Normalization***                                 2,144
Other Production Costs                                       1,652

Subtotal                                                    19,941

Transfers of Production Costs (to)/from Coal Inventory         (31)

          Total                                            $19,910

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              JUNE 30, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   634    $  -       $   634

Mining Structures and Equipment       47,762     27,625     20,137

Coal Interests (net of depletion)      1,352       -         1,352

Mine Development Costs                10,041      5,783      4,258

    Total Mining Plant
      in Service                     $59,789    $33,408    $26,381